June 17, 2019

Thomas DeLonge
Chief Executive Officer
To The Stars Academy of Arts & Science Inc.
315 S. Coast Hwy 101
Suite U38
Encinitas, CA 92024

       Re: To The Stars Academy of Arts & Science Inc.
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed June 3, 2019
           File No. 024-10946

Dear Mr. DeLonge:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 1-A filed June 3, 2019

Risk Factors, page 9

1. We note your disclosure on pages 14 and 44 regarding a drag-along provision set forth in your bylaws. Please revise to provide all material features of such provision. In addition, please revise to state that there is uncertainty as to whether a court would enforce such provision.
Exhibits

2. We note that in Part I you have indicated that the issuer has used solicitation of interest communications in connection with the proposed offering. However, we also note that
 Thomas DeLonge
To The Stars Academy of Arts & Science Inc.
June 17, 2019
Page 2
         such materials have not been filed as an exhibit pursuant to Item 17 of Form 1-A. Please advise.
       You may contact John Stickel at 202-551-3324 or Laura Nicholson at 202-551-3584 if
you have any questions.



FirstName LastNameThomas DeLonge                     Sincerely,
Comapany NameTo The Stars Academy of Arts & Science Inc.
                                                     Division of Corporation
Finance
June 17, 2019 Page 2                                 Office of Transportation
and Leisure
FirstName LastName